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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 Bradlees, Inc.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    104499207
                                 --------------
                                 (CUSIP Number)

Mr. J. Ezra Merkin                          With a copy to:
Gabriel Capital, L.P.                       Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                  Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                   919 Third Avenue
(212) 838-7200                              New York, New York 10022
                                            (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 4, 1999
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  104499207                                Page    2    of    9   Pages
                                                           ---        ---

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                       2,603,923
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                     2,603,923



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      2,603,923

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    25.5%

14       TYPE OF REPORTING PERSON*

                                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 104499207                                 Page    3    of    9   Pages
                                                           ---        ---

1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                        (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,765,075
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            2,603,923
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           1,765,075

                       10      SHARED DISPOSITIVE POWER
                                        2,603,923


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                      4,368,998

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    42.7%

14       TYPE OF REPORTING PERSON*

                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  Securities acquired:             common stock ("Common Stock")

                  Issuer:           Bradlees, Inc.
                                    One Bradlees Circle
                                    P.O. Box 9051
                                    Braintree, MA 02184

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Ariel Management Corp., a Delaware corporation ("Ariel") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), and
J. Ezra Merkin ("Merkin"), the General Partner of Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"). Merkin is also the sole shareholder, sole director and president of Ariel. Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

                  Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

                  Merkin is a United States citizen.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  Gabriel and Ariel were issued on March 5, 1999, as part of the Issuer's bankruptcy proceeding, 1,773,155 and 2,615,843 shares of Common Stock, respectively, in exchange for claims held by them. In addition, Gabriel and Ariel may be entitled to receive up to an additional 162,312 and 239,451 shares of Common Stock, respectively, in such bankruptcy

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proceeding in exchange for $8,115,619 and $11,972,546 principal amount of trade claims, respectively. See Item 5.

Item 4.           Purpose of the Transaction

                  All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b)

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 2,603,923 shares of Common Stock issuable to Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 2,603,923 shares of Common Stock, or 25.5% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,765,075 shares of Common Stock issuable to Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 2,603,923 shares of Common Stock issuable to Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 4,368,998 shares of Common Stock, or 42.7% of the outstanding shares of Common Stock.

                  In addition, Gabriel and Ariel may be entitled to receive up to an additional 162,312 and 239,451 shares of Common Stock, respectively, in the Issuer's bankruptcy proceeding in exchange for $8,115,619 and $11,972,546 principal amount of trade claims, respectively.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 10,225,711 outstanding shares of Common Stock of the Issuer as of February 2, 1999, as reported in the Issuer's Prospectus dated February 24, 1999.

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                  (c)      The transactions in the Common Stock by the Reporting
Persons during the past 60 days are set forth on Annex A hereto.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A.  Agreement of Joint Filing.

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Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ARIEL MANAGEMENT CORP.

                                        By: /s/ J. Ezra Merkin
                                            ------------------
                                            Name:  J. Ezra Merkin
                                            Title:  President

                                            /s/ J. Ezra Merkin
                                            ------------------
                                            J. EZRA MERKIN

Dated: March 5, 1999

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Exhibit A

                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Bradlees, Inc. and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 5th day of March, 1999.

                                        ARIEL MANAGEMENT CORP.

                                        By: /s/ J. Ezra Merkin
                                            ------------------
                                            Name:  J. Ezra Merkin
                                            Title:  President

                                            /s/ J. Ezra Merkin
                                            ------------------
                                                J. EZRA MERKIN

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                                   Annex A

     Purchasers and Sales of Shares of Common Stock within the Last 60 Days

                                                        Number of Shares
                                                        ----------------
                               Aggregate
                 Price Per       Share
Date             Share           Amount          Ariel Fund         Gabriel
----             -----           ------          ----------         -------
2/25/99*         $4.375          20,000           11,920              8,080
3/4/99**          N/A          4,388,998        2,615,843         1,773,155



------------------------

*        Market sale.

** Received as a bankruptcy distribution in exchange for claims with an average cost basis for Ariel Fund of $34,446,618 and for Gabriel of $23,349,720.